SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission File No: 1-6695

JO-ANN STORES, INC.
SAVINGS PLAN 401(K)
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Jo-Ann Stores, Inc.
5555 Darrow Road
Hudson, OH 44236
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION
EXHIBIT INDEX
Exhibit 23 Consent of Independent Accountants
Exhibit 99 Audit Report

REQUIRED INFORMATION

Jo-Ann Stores, Inc. Savings Plan 401(k) (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2003 and 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Exhibit 99 and incorporated herein by this reference.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Jo-Ann Stores, Inc. Savings Plan 401 (k) Advisory Committee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Jo-Ann Stores, Inc.
Savings Plan 401 (k)

By:	Jo-Ann Stores, Inc. Savings Plan 401 (k) Advisory Committee

/s/ Brian P. Carney
Brian P. Carney	June 30, 2004
Executive Vice President and Chief Financial Officer and Secretary of Advisory Committee

JO-ANN STORES, INC.
SAVINGS PLAN 401(K)

EXHIBIT INDEX

Official
Exhibit No.	Description

23	Consent of Independent Public Accountants

99	Jo-Ann Stores, Inc. Savings Plan 401(k)

Financial Statements
As of December 31, 2003 and 2002
Together With Report of
Independent Public Accountants